UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 28, 2006


via U.S. mail

Mr. Alfredo Garcia
Vice President and Chief Financial Officer
Eagle Rock Energy Partners, L.P.
14950 Heathrow Forest Parkway, Suite 111
Houston, TX 77032



      Re:	Eagle Rock Energy Partners, L.P.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed September 12, 2006
		File No. 333-134750

      Amendment No. 4 to Registration Statement on Form S-1
      Filed September 19, 2006
		File No. 333-134750

Dear Mr. Garcia:

      We have reviewed the amended filings and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We will issue under separate cover any additional comments related to your revised request for confidential treatment.

2. The table at page 22 should indicate that amounts are in thousands of dollars. As discussed with counsel by telephone, to the extent that the forecast at page 54 takes into account historical "risk management portfolio value changes" as reflected in the table at page
22, revise to make that clear. If the value changes reflect a trend, ensure that the MD&A section discusses them in appropriate detail.

Risk Factors, page 23

3. Refer to recent risk management portfolio value changes / hedging losses in an appropriate risk factor. We note the general reference to the risk under "Our hedging activities may have a material adverse effect" at page 26.

Certain Relationships and Related Party Transactions, page 135

4. Please file as an exhibit the contract with Odyssey Energy
Services, LLC, referenced on page 139. Also discuss in greater detail the terms of the contract.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford at (202) 551-3684 if you have questions regarding any accounting issues. Please contact Carmen Moncada-Terry at (202) 551-
3687 or, in her absence, Timothy Levenberg, Special Counsel at
(202)
551-3707 with any other questions.
      					Sincerely,


      					H. Roger Schwall
      Assistant Director


      cc: 	VIA FACSIMILE
      	Thomas P Mason
      Vinson & Elkins LLP
      713-615-5320



Mr. Alfredo Garcia
Eagle Rock Energy Partners, L.P.
September 28, 2006
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